1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 23, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Income Strategy Fund II
Files Nos. 333-249436 and 811-21601

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone regarding the Registration Statement on Form N-2 (the “Registration Statement”) of PIMCO Income Strategy Fund II (the “Fund”), which was filed with the SEC on October 9, 2020. The below response will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 (“PEA 1”) to the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: Under the “Portfolio Contents” sections of the summary prospectus and the prospectus, please revise the first sentence of the “Temporary defensive investments” section to state the following: “In attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO, when PIMCO deems it appropriate to do so, the Fund may, for temporary defensive purposes, deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.”

Response: The disclosure has been revised accordingly.

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Anu Dubey November 17, 2020 Page 2

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP